

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2018

Michael J. Sewell
Chief Financial Officer, Senior Vice President and Treasurer
Cincinnati Financial Corporation
6200 S. Gilmore Road
Fairfield, Ohio 45014-5141

     Re: Cincinnati Financial Corporation
           Form 10-K for the Year Ended December 31, 2017
           Filed February 23, 2018
           File No. 000-04604

Dear Mr. Sewell:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Division of Corporation Finance
                                   Office of Healthcare & Insurance